UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-41852

ZENATECH, INC.
(Translation of registrant’s name into English)

777 Hornby Street, Suite 1460
Vancouver, British Columbia Canada V6Z 1S4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

⌧ Form 20-F ☐ Form 40-F

SUBMITTED HEREWITH

Exhibits
99.1	ZenaTech To Enter Australian Market Through Drone as a Service Acquisition of an Established Land Surveying and Spatial Services Company Serving Government and Infrastructure Clients
99.2	ZenaTech Targets Gulf State Defense Markets with Lviv-Based Phoenix Aero Counter-UAS and Interceptor Drone Production
99.3	ZenaDrone 2000 Heavy-Lift Interceptor Advances Toward Flight Testing as ZenaTech Targets $20B Counter-Drone Market
99.4	ZenaTech Advances Three ZenaDrone Defense Platforms Through Blue UAS Certification Pathway
99.5	ZenaTech Signs Offer to Acquire Alberta, Canada-based Land Surveying Company, Expanding Drone as a Service into the Oil and Gas Industry Drone Inspection Market Growing at over 28% Annually

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2026

ZENATECH, INC.

By:

By:/s/ Shaun Passley, Ph.D

Name: Shaun Passley, Ph.D

Title: Chief Executive Officer